April 15, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Robert Ventures Holdings LLC
Offering Statement on Form 1-A
Filed September 15, 2023
File No. 024-12331

Ms. Gorman:

Please see below for responses to the Division’s letter dated March 12, 2024, regarding the above captioned matter. All questions have been addressed in amendment No. 3 to the Offering Statement on Form 1-A, filed April 15, 2024 (“amendment”), as further herein detailed.

Use of Proceeds, page 24

1.The intended use of proceeds assuming the offering is fully subscribed exceeds the amount of net proceeds available. Please revise your table to correct this discrepancy.

The amendment has been updated to revise the use of proceeds table to address this discrepancy.

2.We note your response to comment 13 and your disclosure related to a loan from Valiant Builder Finance and/or TowneBank. Please provide detailed disclosure regarding this loan, including the terms and any covenants. To the extent you will use proceeds to make payments, please revise your table to clarify this. Please advise whether you have additional amounts remaining to be drawn upon. Please file the loan agreement. Please see Part III, Item 17(6) of Form 1-A. Further, please revise the section "Management's Discussion and Analysis" to address this loan.

The amendment has been updated to disclose the terms and any covenants of the loans including detailing amounts remaining to be drawn upon (if applicable). In addition, the use of proceeds table has been updated to allocate proceeds to the repayment of its outstanding loans. However, the Company intends to use them only if the lender will not extend the loan past maturity dates if, in the event, the property is not sold by said maturity date. To the extent that the proceeds are not needed to make interest payments, they will be reallocated to the acquisition of real estate and digital assets. In addition, the loan agreements have been filed as Exhibits to the amendment.

Digital Assets, page 26

3.Please expand your disclosure in this subsection to disclose that your process for analyzing whether a particular crypto asset that you intend to invest in or transact in is a "security" under Securities Act Section 2(a)(1) is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts. Also please add a cross-reference to your related risk factor disclosure at pages 13 - 14.

The amendment has been revised to disclose that our process for analyzing whether a particular crypto asset that we intend to invest in or transact in is a "security" under Securities Act Section 2(a)(1) is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts.

In addition, a cross reference has been added to the amendment to provide clear transparency regarding our analytical approach and its implications, in alignment with regulatory expectations and guidelines and in response to your request for a cross-reference to our related risk factor disclosure, we have also updated our filing to include clear references between our "Digital Assets" section and the "Risks Related to Being Deemed an Investment Company under the Investment Company Act" disclosed on pages 13-14.

A new paragraph has been added to the "Digital Assets" section, referencing the detailed risk factors associated with the potential classification of our digital assets as securities, which could impact our status under the Investment Company Act. We have also included a paragraph in our risk factor disclosure that references back to the "Digital Assets" section for a comprehensive understanding of our digital asset strategy and its regulatory considerations.

BitGo’s Custody Procedures and Arrangements, page 28

4.We note your response to prior comment 10. Please revise to address the following:

●Disclose the coverage limits of the custodian’s insurance policies, in both absolute terms and as a percentage of the value of your crypto assets held by the custodian;

The coverage limits of  BitGo’s insurance policies are $250,000,000. Once the Company has assets under custody with Bitgo, the Company’s assets will be ratably covered along with other assets BitGo has under its custody, however, BitGo does not disclose the Company’s coverage as a percentage of total AUC.

●Describe the “SOC I and SOC II Type II audits” your reference and disclose how frequently they are conducted; and

BitGo is willing to disclose that the SOC audits are conducted on BitGo’s multi signature custodial wallet services, they are conducted by Deloitte, and they are conducted annually.

●Describe how your independent auditor will verify the existence of your crypto assets held by the custodian.

BitGo UI allows reports to be generated giving the Company’s auditor access to pull account balances, as well as use BitGo’s Proof of Reserves API. The Company intends to make this information available to its independent auditor.

Staking Process on BitGo, page 29

5.We note your revised risk factor disclosure on page 12 in response to comment 5 (bullet point 2). Please further revise your disclosure on page 29 under “Staking Process on BitGo” to add a cross-reference to your related risk factor disclosure on page 12.

We have added a paragraph to the amendment to the "Use of Delegated Staking Activities in Cryptocurrency Assets and Associated Risks" section on page 12, referencing the detailed operational procedures of our staking activities outlined in the "Staking Process on BitGo" section on page 30 and 31. This addition ensures a comprehensive understanding of our staking activities and the associated risk management strategies.

Similarly, we have incorporated a paragraph at the end of the "Staking Process on BitGo" section on page 31, guiding readers to the risk factor disclosure on page 12 for a full appreciation of the risks involved in our delegated staking activities.

6.We note that in response to prior comment 11, you have revised your disclosure in the first numbered paragraph on page 29 to state that you do not currently stake any crypto assets and intend to stake Ether. We also note that your disclosure continues to state that your choice of crypto asset for staking “depends on various factors, including the asset’s market performance, security, and the expected Annual Percentage Yield (APY),” which suggests that you may stake crypto assets other than Ether in future periods. Please revise to clarify your intentions to stake any crypto assets other than Ether, and, if so, identify which ones. Alternatively, to the extent that there are none, please revise to so state.

This disclosure has been revised in the amendment to clarify we do not currently stake any crypto assets and intend to stake solely Ether (ETH). We have also disclosed that this decision is influenced by Ether's market performance, security, and the expected Annual Percentage Yield (APY), which is subject to variability based on market conditions.

7.Further, please advise us as to how you intend to ensure that your interest arising from any delegated staking program in which you participate is not itself a "security" under Securities Act Section 2(a)(1). See, for example, SEC v. Coinbasse, Inc., et al. (complaint filed June 6, 2023) and SEC v. Payward Ventures, et al. (d/b/a Kraken) (complaint filed Feb. 9, 2023). Also please revise your related risk factors at pages 12 – 14 to address the potential risks related thereto if your interest in any such delegated staking program were determined to be a security, including the impact on your investment company analysis.

Whether a delegated staking program constitutes an investment contract with an interest arising from such a program being classified as a “security” is yet to be determined by the courts. BitGo staking is completed at the protocol level, with no pooled staking and individual validators per client. If such interests are determined to be securities, the Company will limit its investments in such interests and other securities such that it does not qualify as an investment company. The Company has revised related risk factors regarding the potential risks if our interest in any such delegated staking program is determined to be a security.

Management’s Discussion and Analysis, page 32

8.We note your response to prior comment 12. Please clearly highlight on your website, where you discuss the bonds, the risk that you may not be able to make scheduled payments of interest or principal on the bonds, especially if investors do not agree to leave their money with you and receive compound interest.

We've revised the section of our website discussing our fixed-rate bonds to clearly state the investment risks, including the potential for Robert Ventures to be unable to make scheduled payments of interest or principal on the bonds.

Exhibits

Exhibit 11

Consent of Independent Accountants, page 39

9.We note your response to prior comment 24 and reissue the comment. Your auditor continues to refer to  the "financial statements...for the period May 3, 2022 (Inception) through December 31, 2022" within its consent without reference to financial statement as of December 31, 2022 (i.e., consolidated balance sheet). Please have your auditor update their consent to specifically refer to all financial statements for which consent is being provided in their Auditors' Report dated August 15, 2023.

We have included a further revised consent as an Exhibit to the amendment.

Consolidated Financial Statements

Six Months Ended June 30, 2023, page F-11

10.We note your response to prior comment 21 and the retainment of your accountant SD Associates P.C. While you have removed the Independent Accountants' Compilation Report from the Form 1-A/A filed February 7, 2024, we continue to question whether your accountants remain independent of you as of and for all periods for which financial statements are presented. Please provide a fulsome response to the following:

●Your response to prior comment 32 from our letter dated November 14, 2023 indicated, “limited compilation procedures were completed after the audit was complete, which is why the compilation report is dated two days after the audit report was completed.” Please reconcile this statement to your most recent response indicating you “do not have an agreement with the auditor to compile the interim statements included in the amendment.” Your response should specifically address your consideration of Item 2-01(c)(4)(i) of Regulation S-X given your prior representations as to compilation procedures completed by your auditor.

The most recent statement referenced above was scrivener’s error. SD Associates P.C. was engaged for the preparation of the compiled interim financial statements on August 11, 2023. Although the audit is dated August 15, 2023, the field work for the audit was completed prior to working on the compiled interim financial statements.

●Additionally, your response to prior comment 32 from our letter dated November 14, 2023 indicated “All services were provided in compliance with Rule 2-01 of Regulation S-X.” Please reconcile this statement to your most recent response indicating you prepared the compiled interim financial statements included within the most recently amended offering circular.

The Company mistakenly asked SD Associates P.C. to prepare compiled interim financial statements and included the report in Form 1-A/A filed November 14, 2023. We then subsequently provided compiled interim financial statements prepared by the Company in our most recently amended offering circular. The interim financial statements originally compiled by SD Associates P.C. were not compiled at the time audit services were being provided even though the engagement date is a few days prior to the completion date of the audit. The interim compiled financial statements were completed after the fieldwork for the audit. Furthermore, we have amended the offering statement to include compiled financial statements prepared by the Company. To the extent that the auditor’s independence is destroyed due to preparation of the compiled internal financial statements which were prepared after the audit, the Company will engage a new auditor for years moving forward.

●In your most recent response, you indicate that you have compiled the interim financial statements included within the Form 1-A/A filed February 7, 2024, and as a result, there are no independence issues. Please clarify if you are stating that the interim financial statements for the six-month period ended June 30, 2023 were originally compiled by SD Associates P.C. but then subsequently you compiled the interim financial statements, or whether SD Associates P.C. never compiled the interim financial statements.

The interim financial statements for the six-month period ended June 30, 2023 were originally compiled by SD Associates P.C. and subsequently compiled by the Company.

●To the extent SD Associates P.C. never compiled the interim financial statements, please explain in more detail why SD Associates P.C. issued a compilation report to your CEO dated August 17, 2023, and you decided to include the compilation report in Form 1-A/A filed November 14, 2023.

As described above, the Company mistakenly had SD Associates P.C. prepare compiled interim financial statements and included the report in Form 1-A/A filed November 14, 2023. Thereafter, we realized the mistake and provided compiled interim financial statements prepared by the Company.

Statement of Operations, page F-13

11.We note your response to prior comment 23 and updated Statement of Operations on page F-13. Please revise the Consolidated Net (Loss) subtotal for the six months ended June 30, 2023 to reflect a loss of $(10,703).

We have revised the amendment with a revised Statement of Operations on page F-13 for the Consolidated Net (Loss) subtotal for the six months ended June 30, 2023 to reflect a loss of $(10,703).

Statements of Members Equity, page F-14

12.Revise the Statement of Members Equity to separately present activity related to the components of members' equity (i.e., Members' equity Robert Ventures Holdings LLC and Non-controlling interest) in order to roll forward such amounts consistent with the ending balances presented in your balance sheet as of June 30, 2023. Refer to Rules 8-03(a)(5) and 3-04 of Regulation S-X.

We have revised the amendment to revise the Statement of Members Equity to separately present activity related to the components of members' equity in order to roll forward such amounts consistent with the ending balances presented in your balance sheet as of June 30, 2023.

General

13.We note the Company’s response to comment 3 in our letter dated October 12, 2023, including your representation that the Company “is investing a significant portion of its assets in real estate, which is not a security.” We also note, however, disclosure indicating that you will not own, exclusively, real estate in connection with your real estate-related business; on page 13 of the Offering Circular, you indicate that you “intend to acquire mortgages and other liens on and interests in real estate.” Please specifically identify the types of real estate-related assets you intend to acquire and provide an estimate the approximate percentage of your assets that you expect to be comprised of each type of asset, including mortgages and other assets that are “notes” as that term is used in Section 2(a)(36) of the Investment Company Act of 1940 (the “1940 Act”).

The Company does not intend to acquire mortgages and other liens on and interests in real estate. The statement referenced above was scrivener’s error and was revised in the last filed amendment to the following “intend to acquire real estate and to invest in digital assets that we have determined do not constitute securities.”

14.We note your disclosure on page 14 of the Offering Circular that you “intend to acquire assets with the proceeds of this offering in satisfaction of such SEC requirements to fall within the exception provided by Section 3(c)(5)(C), and do not intend to acquire any miscellaneous assets unrelated to real estate.” To the extent you believe you will be able to rely on the exception provided in Section 3(c)(5)(C) upon the investment of the proceeds of this offering, please provide your detailed legal analysis regarding your conclusion that you will be primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. In your response, please clarify your intentions with respect to your investment of the proceeds of this offering, considering the above-described disclosure appears to contradict disclosure provided elsewhere in your Offering Circular, including on page 27, that you intend “to invest approximately 30% to 70% of the amount raised in digital assets.” Please revise, as necessary, your discussion of your potential ability and intention with respect to reliance on the exemption in Section 3(c)(5)(C).

We do not intend to be classified as investment company and likely will not need to rely on the exemption afforded by Section 3(c)(5)(C). We intend to focus a majority of our investments in the acquisition of real estate, which is generally not considered a security, and we intend to acquire and hold a sufficient amount of real estate such that we will be excluded from the definition of an investment company. However, if for some reason, the Company is considered an investment company, we intend to adjust our total assets, which may require the sale of digital assets and/or other non-real estate related assets such that we satisfy SEC requirements to fall within the exception provided by Section 3(c)(5)(C).

15.Please supplement your response to comment 3 in our letter dated October 12, 2023 to:

●Provide your detailed legal analysis supporting your conclusion that the Company and each of its subsidiaries does not meet the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss (i) the types of assets included on your balance sheet as “cash equivalents,” (ii) the interest receivable, and (iii) any other substantive determinations and/or characterizations of assets that are material to your calculations.

An issuer is an “investment company” under Section 3(a)(1)(C) of the 1940 Act if it is engaged or proposed to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. The Company and each of its subsidiaries do not currently hold any investment securities and we have explicitly stated that we and our subsidiaries do not intend to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

●Provide your detailed legal analysis regarding whether the Company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

The Company and its subsidiaries are not investment companies under Section 3(a)(1)(A) of the Act because they are not primarily engaged in the business of investing, reinvesting, or trading in securities. Neither the Company, nor any of its subsidiaries have invested, reinvested, or traded in any securities, therefore, an analysis of the factors is outlined in Tonapah Mining Company of Nevada is unnecessary.

16.Please supplementally provide your detailed legal analysis regarding whether the Manager is an “investment adviser” as defined under the Investment Advisers Act of 1940 (the “Advisers Act”). In your response, please address each of the three prongs of the “investment adviser” definition in Section 202(a)(11) of the Advisers Act and identify the factual and legal basis for your position on each of these three prongs, including citations to any applicable law, regulation or other precedent.

The Advisers Act generally defines an "investment adviser" as any person or firm that: (1) for compensation; (2) is engaged in the business of; (3) providing advice, making recommendations, issuing reports, or furnishing analyses on securities.

The first prong of the definition of an “investment adviser” is “for compensation.” Receiving an economic benefit generally suffices to meet the first prong of the definition. The Company’s Manager has not received any compensation to date, and the Company does not intend to pay compensation in the future.

The second prong of the definition requires the Manager to be “engaged in the business of” providing advice. It does not have to be the sole or primary activity of the person. Factors used to evaluate whether a person is engaged are: (i) whether the person holds himself out as an investment adviser; (ii) whether the person receives compensation that represents a clearly definable charge for providing investment advice; and (iii) the frequency and specificity of the investment advice provided. The Manager and its members do not hold themselves out as an investment adviser or as providing investment advice. In addition, the Manager is not receiving separate compensation that represents a clearly definable charge for providing investment advice. and the Manager and its members do not typically provide advice about specific securities or specific categories of securities, all of which are ways that the second prong may be satisfied.

The third prong of the definition requires “providing advice, making recommendations, issuing reports, or furnishing analyses on securities.” One or more factors that the Securities Exchange Commission and its Division of Investment Management have stated could satisfy this element include the following: advice about market trends; advice in the form of statistical or historical data (unless the data is no more than an objective report of facts on a non-selective basis); advice about the selection of an investment adviser; advice concerning the advantages of investing in securities instead of other types of investments; and providing a list of securities from which a client can choose. The Manager is not engaged in any of these activities. Furthermore, the Company maintains that it is not investing in securities. The Company intends to acquire real estate (generally not considered a security) and to invest in digital assets that we have determined do not constitute securities. As such, any advice related to the investments the Company intends to make could not be considered advice related to securities.

17.Please revise to correct the following apparent clerical errors:

●On page 11, your revised disclosure in response to comment 5 (bullet point 1) states that you “will initially limit [your] cryptocurrency asset investments in Bitcoin (BTC) and Ether (ETH)….” (Emphasis added). It appears that you may have intended to state that you will initially limit your crypto asset investments to Bitcoin (BTC) and Ether (ETH), consistent with your response and related disclosure on page 26. If so, please revise or advise otherwise.

This has been revised in the amendment to state that the Company will limit crypto asset investments to Bitcoin (BTC) and Ether (ETH).

●On page 26, the first paragraph under the subheading "Digital Assets" cross-references your disclosure under “Use of Staking Activities in Crypto Assets and Associated Risks.” We are unable to locate a section with that heading in the offering circular. Please revise or advise. Also please consider adding page numbers to the cross-references throughout the filing for ease of reference.

This has been revised in the amendment to clarify the cross reference of the risk factor entitled “Use of Delegated Staking Activities in Crypto Assets and Associated Risks” on page 12.

●On page 27, it appears there is a clerical error in the fifth numbered paragraph. Specifically, we note that you have moved the phrase “reevaluation of its status” from the third sentence to the fifth sentence. Please review and correct as necessary.

This clerical error has been revised in the amendment.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC